Issuer Free Writing Prospectus
Filed by: Swift Energy Company
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-159341
Pricing Term Sheet
This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated November 10, 2009. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Swift Energy Company
Guarantor::	Swift Energy Operating, LLC
Security Description:	Senior Notes
Size:	$225,000,000
Maturity:	January 15, 2020
Coupon:	8 7/8%
Offering Price:	98.389% of face amount
Yield to Maturity:	9.125%
Spread to Benchmark Treasury:	+564 basis points
Benchmark Treasury:	UST 3.625% due August 15, 2019
Ratings:	Moody’s: B3[1]
S&P: BB- [1]
Interest Payment Dates:	January 15 and July 15 commencing January 15, 2010
Gross Proceeds:	$221,375,250
Net Proceeds to Issuer (before expenses):	$216,875,250
Optional Redemption:
First Call Date:	January 15, 2015
Make-Whole Call:	Before the first call date at a discount rate of Treasury plus 50 basis points
Redemption Prices:
Commencing January 15, 2015: 104.438%
Commencing January 15, 2016: 102.958%
Commencing January 15, 2017: 101.479%
Commencing January 15, 2018: 100.000%

Redemption with Proceeds of Equity Offering:	Prior to January 15, 2013, up to 35% may be redeemed at 108.875%

Change of control:	Put at 101% of principal plus accrued interest
Trade Date:	November 10, 2009
Settlement:	T+10; November 25, 2009
Denominations:	$2,000 and integral multiples of $1,000
CUSIP/ISIN:	870738 AG6/US870738AG64
Form of Offering:	SEC Registered (Registration No. 333-159341)

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Joint Book-Running Managers:	J.P. Morgan Securities Inc.
Goldman, Sachs & Co.
RBC Capital Markets Corporation
Wells Fargo Securities, LLC

Senior Co-Managers:	BNP Paribas Securities Corp.
Calyon Securities (USA) Inc.
SG Americas Securities, LLC

Co-Managers:	BBVA Securities, Inc.
Comerica Securities, Inc.
Natixis Bleichroeder LLC
The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities Inc. at 270 Park Avenue, 8th Floor, New York, NY 10017, Attention: Syndicate Desk or by calling (800) 245-8812; Goldman, Sachs & Co. at 85 Broad Street, New York, NY 10004, Attn: Prospectus Department or by calling (866) 471-2526; RBC Capital Markets Corporation at Three World Financial Center, 200 Vesey Street, 9th Floor, New York, NY 10281-8098, Attention: High Yield Capital Markets or by calling (212) 618-2205; or Wells Fargo Securities at 301 South College Street, 6th Floor, Charlotte, NC 28202, Attention: High Yield Syndicate or by calling (704) 715-7035.
Additional Information
No Original Issue Discount
The notes will not be issued with original issue discount, or OID, for U.S. federal income tax purposes.
Use of Proceeds
The following disclosure under “Use of proceeds” on page S-16 and each other location where it appears in the preliminary prospectus supplement is amended to read as follows:
We expect to receive net proceeds of approximately $216.4 million from this offering after deducting the underwriting discount and estimated offering expenses of $450,000.

Capitalization
The following table sets forth our actual capitalization as of September 30, 2009, and our capitalization as adjusted to give effect to the public offering of the notes made pursuant to the prospectus supplement and the application of the net proceeds as described in the prospectus supplement under “Use of proceeds.”
The following table is unaudited and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the related notes thereto included in our annual report on Form 10-K for the year ended December 31, 2008, and our quarterly report on Form 10-Q for the quarter ended September 30, 2009.

	At September 30, 2009
	(unaudited)
	Actual	As Adjusted(1)
	(dollars in thousands)
Cash and cash equivalents	$154	$154

Long-term debt:
Bank borrowings (2)	80,800	17,234
8 7/8% Senior Notes Due 2020	—	225,000
7 1/8% Senior Notes Due 2017	250,000	250,000
7 5/8% Senior Notes Due 2011	150,000	—

Total long-term debt	$480,800	$492,234

Stockholders’ equity
Common stock	379	379
Additional paid-in capital	548,395	548,395
Treasury stock held, at cost	(9,183)	(9,183)
Retained earnings	121,818	119,240 (3)
Other comprehensive loss	(23)	(23)

Total stockholders’ equity.	661,386	658,808

Total capitalization	$1,142,186	$1,151,042

(1)	Assumes the redemption of all of our 7 5/8% senior notes due 2011 at a redemption price of 101.906% of the principal amount of the notes to be redeemed, but does not include payment of accrued interest through the date of redemption. Reflects offering fees and expenses.

(2)	As of October 31, 2009, our outstanding bank borrowings were $65.8 million. Accordingly, after giving effect to this offering and the application of the net proceeds thereof, our bank borrowings would have been $2.2 million under our bank credit facility, excluding $0.8 million letters of credit, at such date.

(3)	Reflects redemption of all of our 7 5/8% senior notes due 2011 at a premium and write off of unamortized debt discount.

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